UTIX, Inc. (the "Company") a Wyoming Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – June 1st, 2025



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
UTIX, Inc.

We have reviewed the accompanying statement of financial position as of June 1st, 2025, and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter
To better understand the financials herein, please see the financials and CPA Review Report for UTIX LTD.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 31, 2025
Vincenzo Mongio

Statement of Financial Position

	As of June 1st, 2025 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

UTIX, Inc.
Notes to the Unaudited Statement of Financial Position
June 1st, 2025 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

UTIX, Inc. (the "Company") is a Wyoming Corporation formed on June 1st, 2025. The is part of the broader UTIX group and offers secure, transparent, and decentralized solutions to modernize ticket sales and event access across the United States. The Company will focus on providing low-cost, fraud-resistant ticketing infrastructure to event organizers and consumers, leveraging proprietary smart contract technology and regulatory compliance across its operational jurisdictions.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Equity based compensation - ASC 718-10-50</u>

The Company does not currently have an equity-based compensation plan.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are England and Wales. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 50,000,000 of common shares with a par value of $0.0001 per share. No shares were issued and outstanding as of June 1st, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 5,000,000 of preferred shares with a par value of $0.0001 per share. No shares were issued and outstanding as of June 1st, 2025.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of June 1st, 2025, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 1st, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 31, 2025, the date these financial statements were available to be issued.

On July 29th, 2025, the Company entered into a Share Exchange Agreement (the "Share Exchange Agreement") with each of Maxwell Mayhew ("Mr. Mayhew") and Mihkel Tali ("Mr. Tali" and together with Mr. Mayhew, the "Stockholders") who together owned 100% of the outstanding shares of capital stock of each of Utix Malta LTD, a corporation incorporated under the laws of Malta ("Utix-Malta"), and Utix Ticketing PLC, a company organized under the laws of England and Wales ("Utix-UK"). Mr. Mayhew is a director and officer of the Company and Mr. Tali is an officer of the Company. Pursuant to the Share Exchange Agreement, Mr. Mayhew and Mr. Tali transferred their respective equity interests in each of Utix-UK and Utix-Malta to the Company and the Company issued to Mr. Mayhew 100,115 shares of common stock and issued to Mr. Tali 50,000 shares of common stock. After giving effect to the transactions contemplated by the Share Exchange Agreement, Utix-UK and Utix-Malta are wholly-owned subsidiaries of the Company.

Utix-UK was organized to develop and owns all of the intellectual property relating to a blockchain powered e-ticketing platform built on the Ethereum blockchain.

In October 2024, Utix -UK listed a bond offering on the London Stock Exchange that allows Utix-UK to sell and issue bonds in the aggregate principal amount of up to $10,000,000 (the "Bonds"). The Bonds are denominated in U.S. dollars, bear interest at the rate of 9.999% per year and mature on October 27, 2027 (the "Maturity Date"). Accrued interest on the Bonds is payable semi-annually on October 21 and April 21 in each year, commencing on April 21, 2025. Unless previously redeemed or purchased and cancelled, the Bonds will be redeemed at their principal amount on the Maturity Date. Utix-UK may redeem all or some of the outstanding Bonds in full prior to the Maturity Date,

commencing on April 21, 2025 (the "First Call Date") at their principal amount, together with all interest accrued to (but excluding) the First Call Date. The principal and interest of the Bonds constitute direct, unsubordinated and unsecured obligations of Utix-UK and rank pari passu with any other future direct, unconditional, and unsecured obligations of Utix-UK that is not expressly subordinated in right of payment to the Bonds. As of the close of the period covered by the financial statements of which these notes are a part, Utix-UK had not sold or issued any Bonds.

Utix-Malta was organized to issue and distribute a non-fungible loyalty token ("Utix Loyalty Token") registered under the Virtual Financial Assets Framework of the Malta Financial Services Authority (MFSA). Utix-Nalta engaged international accounting firm Grant Thornton to sponsor the application with the MSA. Approval of the UTIX Loyalty Token by the MSA allows the tokens to be listed and traded on international on NFT platforms, cryptocurrency exchanges and decentralized finance (DeFi) platforms, which are digital platforms that facilitate the trading of unique digital assets by connecting buyers and sellers. Utix-Loyalty Tokens are awarded upon the purchase of tickets on the Utix platform. The UTIX Loyalty Token will grant holders various benefits and privileges within a to be developed Utix ecosystem, and will provide access to exclusive services and discounts or allow holders to redeem tokens for rewards. The UTIX Loyalty Token is currently trades on cryptocurrency exchanges. Specifically, UTIX is listed on BitMart with the UTX/USDT pair, and it is also available on Uniswap for decentralized trading through the UTX-ETH liquidity pool.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.